# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TXO Partners, L.P., CIK 0001559432
CUSIP: 87313P103
Title of class of securities: Common Units
Address of issuer's principal executive offices: 400 West 7th Street, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-25-009345
Filed by CIK 0000310051

## Reporting persons
- Luther King Capital Management Corporation: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,561,530; shared voting power 0; sole dispositive power 2,561,530; shared dispositive power 0; aggregate amount beneficially owned 2,561,530 (6.2% of the class)
- J. Luther King, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,301,974; shared voting power 0; sole dispositive power 3,301,974; shared dispositive power 0; aggregate amount beneficially owned 3,301,974 (8% of the class)

## Item 1. Issuer
Name of issuer: TXO Partners, L.P.
Address of issuer's principal executive offices: 400 West 7th Street, Fort Worth, Texas 76102

## Item 2. Person Filing
Name of person filing:
Luther King Capital Management Corporation
J. Luther King, Jr.
Address of principal business office or, if none, residence: 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102
Citizenship: Luther King Capital Management Corporation - Delaware / J. Luther King, Jr. - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Luther King Capital Management Corporation - 2,561,530
J. Luther King, Jr. - 3,301,974
Percent of class:
Luther King Capital Management Corporation - 6.2%
J. Luther King, Jr. - 8.0
Sole power to vote or to direct the vote:
Luther King Capital Management Corporation - 2,561,530
J. Luther King, Jr. - 3,301,974
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Luther King Capital Management Corporation - 2,561,530
J. Luther King, Jr. - 3,301,974
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Luther King Capital Management Corporation: /s/ J. Luther King, Jr., J. Luther King, Jr., President (04/28/2025)
- J. Luther King, Jr.: /s/ J. Luther King, Jr., J. Luther King, Jr. (04/28/2025)